UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

SYNSORB BIOTECH INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87160V-10-4

(CUSIP Number)

Geoffrey P. Smith

400, 521 – 3rd Avenue S.W.

Calgary, Alberta T2P 3T3

(403) 263-3653

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing

Haynes and Boone, LLP

2505 N. Piano Road, Suite 4000

Richardson, Texas 75082

(972) 680-7553

December 13, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

SCHEDULE 13D

CUSIP No.  87160V-10-4

1.

Names of Reporting Persons, I.R.S. Identification No. of above persons

Scout Capital Corp.

2.

Check the Appropriate Box if a Member of a Group

(a)

[  ]

(b)

[X]

3.

SEC Use Only

4.

Source of Funds

WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) and 2(e) [  ]

6.

Citizenship or Place of Organization

Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 754,502
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 754,502
	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

754,502

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.

Percent of Class Represented by Amount in Row (11)

15.2%

14.

Type of Reporting Person

CO

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission (“SEC”) on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on April 23, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on May 23, 2002, Amendment No. 5 to Schedule 13D filed with the SEC on May 31, 2002, Amendment No. 6 to Schedule 13D filed with the SEC on July 3, 2002 and Amendment No. 7 to Schedule 13D filed with the SEC on August 5, 2002 (as previously amended, the “Filing”).  Capitalization terms used herein which are not defined herein have the meanings given to them in the Filing.  The main purpose of this Amendment is to amend and restate the information contained in Items 2 and 5 of the Filing.  Except as set forth below, all previous Items of the Filing remain unchanged.

Item 2.

Identity and Background

The name of the person filing this statement is Scout Capital Corp. (“Scout”).  Scout is a corporation incorporated under the laws of the Province of Alberta, Canada.  The names, citizenship, business addresses, present principal occupation or employment, and the name and the principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Scout are set forth in Schedule A hereto and incorporated herein by this reference.

The principal business office of Scout is located at 400, 521 – 3rd Avenue S.W., Calgary, Alberta Canada (T2P 3T3.  Scout is a publicly traded Canadian investment company.  Scout’s common shares are listed for trading on the TSX Venture Exchange.

During the past five years, none of the foregoing persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

Scout Capital Corp.

(a)

Number of Securities Beneficially Owned:  754,502 shares of Common Stock

Percentage of Class:

15.2%

(b)

Sole Voting Power:

754,502 shares of Common Stock

Shared Voting Power:

0 shares of Common Stock

Sole Dispositive Power:

754,502 shares of Common Stock

Shares Dispositive Power:

0 shares of Common Stock

(c)

The transactions made by Scout Capital Corp. in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule B hereto, which is incorporated herein by this reference.

Tim Tycholis

(a)

Number of Securities Beneficially Owned:  92,900

Percentage of Class:  1.87%

(b)

Sole Voting Power:

92,900 shares of Common Stock

Shared Voting Power:

0 shares of Common Stock

Sole Dispositive Power:

92,900 shares of Common Stock

Shared Dispositive Power:

0 shares of Common Stock

(c)

The transactions made by Mr. Tycholis in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule C hereto, which is incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scout Capital Corp.

By: (Signed) “Geoffrey P. Smith

                                                                                                Name:  Geoffrey P. Smith

Title:  Chief Executive Officer

Date:  December 13, 2002